Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF

THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

NANOVIBRONIX, INC.

Pursuant to Section 242 of the General Corporation Law of the State of Delaware, NanoVibronix, Inc., a corporation organized under and existing by virtue of the General Corporation Law of the State of Delaware (“DGCL”), DOES HEREBY CERTIFY:

1. The name of the corporation is NanoVibronix, Inc. (the “Corporation”).

2. The date of filing the original Certificate of Incorporation of this Corporation with the Secretary of State of the State of Delaware was October 20, 2003.

3. “FOURTH: A” of the Amended and Restated Certificate of Incorporation is hereby amended to read as follows:

“FOURTH: A. The total number of shares of all classes of stock which the Corporation shall have authority to issue is thirty one million (31,000,000), consisting of twenty million (20,000,000) shares of Common Stock, par value $0.001 per share (the “Common Stock”), and eleven million (11,000,000) shares of Preferred Stock, par value $0.001 per share (the “Preferred Stock”).”

4. The foregoing amendment was effected pursuant to a resolution of the Board of Directors of said corporation.

5. Thereafter, pursuant to a resolution by the Board of Directors, this Certificate of Amendment was submitted to the stockholders of the Corporation for their approval in accordance with the provisions of Section 242 of the DGCL. Accordingly, said proposed amendment has been adopted in accordance with Section 242 of the DGCL.

Dated: November 20, 2019

NANOVIBRONIX, INC.

By:	Brian Murphy
	Name:	Brian Murphy
	Title:	Chief Executive Officer